SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2009
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
Commission file number: 001-13735

MIDWEST BANC HOLDINGS, INC.
401(k) Plan and Trust
(Full title of the plan)

Midwest Banc Holdings, Inc.
54 South Washington Street, Suite 1
Hinsdale, Illinois 60521-4161
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

No. 1-3	Not applicable.

No. 4	The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2009.

(b)	Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2009, 2008, and 2007, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998 and the Post-effective Amendment filed on May 19, 2008.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: October 14, 2010

MIDWEST BANC HOLDINGS, INC. 401(k) PLAN AND TRUST
By:	/s/ Roberto R. Herencia
	Name:	Roberto R. Herencia
	Title:	Plan Administrator

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Hinsdale, Illinois
FINANCIAL STATEMENTS
December 31, 2009 and 2008

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Hinsdale, Illinois
FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Audit Committee
Midwest Banc Holdings, Inc.
Hinsdale, Illinois
We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in its net assets for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Chicago, Illinois
October 14, 2010

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Participant-directed investments, at fair value	$14,269,261	$12,866,964
Receivable	—	36,731

LIABILITIES
Payables	—	(8,534)

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	14,269,261	12,895,161

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,409)	171,877

NET ASSETS AVAILABLE FOR BENEFITS	$14,255,852	$13,067,038

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (Note 4)	$2,406,547
Dividends	168,421
Interest	30,560

2,605,528

Contributions
Participant wage deferrals	1,795,707
Employer	733,646
Rollovers	131,517

2,660,870

Total additions — net	5,266,398

Deductions from net assets attributed to
Benefits paid to participants	4,052,630
Administrative expenses (Note 6)	24,954

Total deductions	4,077,584

Net increase	1,188,814

Net assets available for benefits
Beginning of year	13,067,038

End of year	$14,255,852

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 1 – DESCRIPTION OF PLAN
The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries (the “Corporation”) who have one month of service or its equivalent and are age 19 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. Prior to August 2009, participants were eligible for matching contributions after six months of service. The Corporation matched participant contributions at a rate of 1% more than the participant’s deferral percentage prior to terminating this benefit. The matching contribution was limited to 5% of a participant’s compensation.
Participants’ Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Corporation’s contribution and (b) plan earnings. Administrative fees are also allocated and charged to each participant’s account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service and under the following schedule: 33% vested after one year, 66% vested after two years, and 100% after three years. A year of service is defined as 1,000 hours of service in a Plan year.
Payment of Benefits: Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or, if the participant’s balance is over $1,000, equal installments over a period not more than their assumed life expectancy (or their beneficiary’s assumed life expectancy) at the time of initial distribution.
Forfeited Accounts: Forfeitures of non-vested money from participant accounts are first used to pay plan expenses and any remaining to reduce future employer contributions. As of December 31, 2009 and 2008, the Plan had $53,732 and $38,426, respectively, available to pay plan expenses or reduce future employer contributions.
Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant’s account. The interest rate is fixed based on market conditions.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances in a variety of investment choices, including an option to invest in Midwest Banc Holdings, Inc. stock, as more fully described in the Plan’s literature. Participants may change their investment options at any time.
NOTE 2 – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America. The Financial Accounting Standards Board (“FASB”) has established the FASB Accounting Standards Codificationtm (“Codification” or “ASC”) as the single source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities (ASC 105). Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the Codification, but it will change the way the guidance is organized and presented.
The FASB’s authoritative guidance on the reporting of fully benefit-responsive investment contracts held by defined-contribution pension plans (ASC 962) requires that the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.
Investment Valuation and Income Recognition: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.
The Plan’s investments are stated at fair value, except for its collective trust fund that invests in a benefit-responsive contract (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value collective trust fund is based on the fair value of the underlying assets.
Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Participant loans are carried at their remaining principal balance, which approximates fair value.
Administrative Expenses: Various administrative costs of the Plan are allocated between the Corporation and the Plan, as appropriate.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and a collective trust fund. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits and participants’ individual account balances.
The Plan holds the Corporation’s stock as a Plan investment.
Payment of Benefits: Benefits are recorded when paid.
NOTE 3 – PLAN TERMINATION
The Corporation has the right to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants become 100% vested in their accounts, including employer contributions.
On May 14, 2010, Midwest Bank and Trust Company (the “Bank”), the wholly-owned bank subsidiary of the Corporation, was closed by the Illinois Department of Financial and Professional Regulation, Division of Banking and placed into receivership by the Federal Deposit Insurance Corporation. The Corporation’s ownership interest in the Bank represented substantially all of the Corporation’s assets. As a result of the Bank’s receivership and the termination of service of all active participants, it is the Corporation’s intention to terminate the Plan and distribute all remaining assets to the participants in 2010.
In addition, the NASDAQ Stock Market LLC announced that effective May 26, 2010 it had suspended trading in the Corporation’s common and preferred stock. On June 19, 2010 the Corporation’s stock was delisted. The Corporation’s stock is currently traded via an over the counter exchange. As of the auditors’ report date, the Corporation’s stock was trading at prices approximating $0.004 per share.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 4 – INVESTMENTS
The following presents the net assets of the Plan:

	2009	2008
Investments at fair value
Mutual funds
American Funds EuroPacific Growth Fund	$1,679,411	$1,434,605
American Funds Growth Fund of America	1,848,462	1,448,220
Baron Partners Fund	1,155,037	1,264,900
Columbia Acorn Fund	1,042,575	850,498
DWS Core Fixed Income Fund	1,139,858	1,164,687
Pioneer Cullen Value Fund	1,812,309	1,761,890
Vanguard Growth & Income Fund	906,724	696,525
Vanguard Short Term Federal Fund	753,263	536,929

Common stock
Midwest Banc Holdings, Inc. – 284,581 and 136,389 shares at December 31, 2009 and 2008, respectively (party-in-interest investment)	102,448	190,945

Investments at contract value
Collective trust fund –
MetLife Stable Value Fund	1,829,537	2,214,160

Investments with smaller balances at fair value	1,986,228	1,475,482

Receivable	—	36,731

Payables	—	(8,534)

Net assets available for benefits	$14,255,852	$13,067,038

During the year ended December 31, 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$2,427,976
Common stock	(21,429)

$2,406,547

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 5 – FAIR VALUE
Accounting standards require certain assets and liabilities be reported at fair value on the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The following tables present information about the Plan’s assets measured at fair value on a recurring basis at December 31, 2009 and 2008, and the valuation techniques used by the Plan to determine those fair values. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.
The fair values of the Plan assets were measured at December 31, 2009 and 2008 using the following:

	Quoted Prices or	Significant	Significant
	Identical Assets in	Other Observable	Unobservable
	Active Markets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Assets at December 31, 2009:
Mutual funds:
Equity — domestic	$5,650,128	$—	$—	$5,650,128
Equity — foreign	1,952,426	—	—	1,952,426
Mixed portfolio	1,812,309	—	—	1,812,309
Fixed income	1,893,120	—	—	1,893,120
Common stock	102,448	—	—	102,448
Collective trust funds:
Equity — domestic (1)	—	498,645	—	498,645
Fixed income (2)	—	1,842,946	—	1,842,946
Loans	—	—	479,661	479,661
Money market fund	37,578	—	—	37,578

Total	$11,448,009	$2,341,591	$479,661	$14,269,261

Assets at December 31, 2008:
Mutual funds:
Equity — domestic	$4,666,363	$—	$—	$4,666,363
Equity — foreign	1,624,371	—	—	1,624,371
Mixed portfolio	1,761,890	—	—	1,761,890
Fixed income	1,701,616	—	—	1,701,616
Common stock	190,945	—	—	190,945
Collective trust funds:
Equity — domestic (1)	—	333,230	—	333,230
Fixed income (2)	—	2,042,283	—	2,042,283
Loans	—	—	465,138	465,138
Money market fund	81,128	—	—	81,128

Total	$10,026,313	$2,375,513	$465,138	$12,866,964

(1)	The Wedgewood Focused Portfolio Fund is a collective trust fund that invests primarily in a broadly diversified portfolio of large capital domestic common stocks. The fair value of the investment in this category was estimated using the underlying value of the investments.

(2)	The MetLife Stable Value Fund is a collective trust fund that is a benefit responsive investment. The fund invests solely in a guaranteed insurance contract (“GIC”) managed by MetLife. The GIC invests primarily in a broadly diversified portfolio of short term securities, debt securities, and equity index securities. The fair value of the investment in this category was estimated using the underlying value of the investments.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
The following is a summary of changes in the fair value of the Plan assets that were measured using significant unobservable inputs for the year ended December 31, 2009 and 2008:

	Loans
	2009	2008
Beginning balance	$465,138	$483,927
Issuances and settlements	14,523	(18,789)

Ending balance	$479,661	$465,138

NOTE 6 – PARTIES-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan’s 2008 financial statements were paid by the Corporation. Substantially all of the audit fees for the audit of the Plan’s 2009 financial statements will be paid by the Plan.
Plan transactions with parties-in-interest during the year ended December 31, 2009 were as follows:

Identity	Relationship	Description	Amount
JULY Business Services	Plan Recordkeeper	Quarterly allocation fees	$18,389
Wedgewood Partners, Inc.	Plan Investment Manager	Service Fees	6,565

Total administrative expenses			$24,954

The Plan held the following party-in-interest investments at December 31, 2009 and 2008:

	2009	2008
Midwest Banc Holdings, Inc. common stock (at quoted market price)	$102,448	$190,945
Participant loans	479,661	465,138
Midwest Banc Holdings, Inc. paid $0.26 per share in dividends on its common stock for 2008. Common dividends are reinvested in common stock and therefore are included in the fair value (based on the quoted market price) of the common shares held in the Plan. Midwest Banc Holdings, Inc. has not paid a dividend on its common stock since June 2008. Midwest Banc Holdings, Inc. common stock held in the Plan represented 1.0% and 0.5% of total shares outstanding at December 31, 2009 and 2008, respectively.
NOTE 7 – TAX STATUS
Effective January 1, 2006, the Plan changed recordkeeper and adopted a non-standardized prototype plan of JULY (Texas Benefit Consultants). The new plan is substantially the same as the old plan. Previously, the Plan adopted a non-standardized prototype plan of American Express Tax & Business Services. The prototype plans have received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letters have been relied upon by this Plan. The plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not individually sought a determination from the IRS on its qualification status.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008
NOTE 8 – RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from net assets on the Form 5500 due to a stable value fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than those on the Form 5500 at December 31, 2009. Additionally, the investment income on the Form 5500 for the year ended December 31, 2009 was higher by $185,286. At December 31, 2008, the net assets on the financial statements were higher than those on the Form 5500. The investment income on the Form 5500 for the year ended December 31, 2008 was lower by $190,552. The following table reconciles the net assets available for benefits per the financials to the Form 5500.

	2009	2008
Net assets available for benefits per the financial statements	$14,255,852	$13,067,038
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	13,409	(171,877)

Net assets available for benefits per Form 5500	$14,269,261	$12,895,161

NOTE 9 – SUBSEQUENT EVENTS
The Corporation has performed an evaluation of events that have occurred subsequent to December 31, 2009, through the date of the auditors’ report. There have been no subsequent events that occurred during such period that would require disclosure in this Form 11-K, other than those that are described in Note 3 — Plan Termination, or would be required to be recognized in the financial statements as of or for the year ended December 31, 2009.

SUPPLEMENTAL SCHEDULE

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

		(c)
	(b)	Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Current Value

		Mutual Funds

	American Funds	EuroPacific Growth Fund	#	$1,679,411
	American Funds	Growth Fund of America	#	1,848,462
	Baron Partner	Baron Partners Fund	#	1,155,037
	Columbia Acorn	Columbia Acorn Fund	#	1,042,575
	DWS	DWS Core Fixed Fund	#	1,139,858
	Legg Mason	Legg Mason Value Trust Inc. Fund	#	413,296
	Munder	Small Cap Value Fund	#	284,034
	Pioneer	Pioneer Cullen Value Fund	#	1,812,309
	Tocqueville	Tocqueville International Value Fund	#	273,015
	Vanguard	Growth and Income Fund	#	906,724
	Vanguard	Short Term Federal Fund	#	753,262

				11,307,983

		Common Stock

*	Midwest Banc Holdings, Inc.	Unitized Fund, including 284,581 shares of common stock	#	102,448
		Collective Trust Funds

	MetLife	Stable Value Fund	#	1,842,946
	Wedgewood Focused Portfolio	Unitized Fund, including 11,182 shares of common stock	#	498,645

		Cash and Equivalents
	Cash			26,309
	Money Market Fund			11,269

		Loans

*	Participant Loans	Interest rates at 4.25% — 9.25%	—	479,661

		Total investments		$14,269,261

*	Party-in-interest.

#	Investment is participant-directed; therefore, historical cost is not required.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC